January 8, 2021 Securities and Exchange Commission Division of Corporation Finance Washington D.C. 20549 Mail Stop 3561 Attn: Mr. John Dana Brown brownj@sec.gov Re: Opening Night Enterprises LLC Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A; Filed January 8, 2021 File No. 024-10712 DELIVERED VIA E-MAIL Dear Mr. Brown: Thank you for your letter, dated December 31, 2020 with regard to post-qualification Amendment No. 5 to the above-referenced offering statement. We are now filing the sixth amended post-qualification offering statement in compliance with your letter’s instructions and direction, the determination of the issuer’s principals and we are also providing this letter in response to certain comments, questions and points raised in your December 31, 2021 letter, as follows: General – Exhibits – (1): The first and only comment in your office’s December 31, 2021 letter stipulated that, in filing under Regulation A, such required material contracts containing information reasonably deemed to be non-material to potential investors but competitively harmful to the issuer, the issuer was obligated to redact and submit such filings in accordance with the rules set forth under Rule 406. This information ran contrary to the previously held understanding of issuer and its counsel, who filed Post-Qualification Amendment No. 5 Form 1-A in accordance with Regulation S-K, including its modernized and expedited treatment of redacted exhibits under Item 601(b)(10)(iv). In discussing the matter both with your office and with issuer’s principals, the issuer has concluded that the likely timeline of the Rule 406 review and approval process could be fatal to issuer’s business and this offering due to the reality of the option clocks, which are and have been running, and due to the fact that issuer is relying on the ability to raise financing under this offering in order to continue moving the project forward into production and thereby extending its option deadlines. Accordingly, we now proffer herewith a further amended Form 1-A, reflecting an updated PART III Exhibit Table along with new, unredacted, copies of the previously redacted exhibits, which can be found at Exhibit 1A-6A, Exhibit 1A-6B, Exhibit 1A-6C and Exhibit 1A-6D. It is our understanding that your office had no other issues with the most recently filed Post- Qualification Amendment No. 6 to Offering Statement on Form 1-A or with any other previously outstanding underlying periodic filings, all of which should now be up to date and filed. In conclusion, our firm believes that the SEC’s requests for additional information and accompanying material contract exhibits are now addressed by the new information provided in Form 1-A Post-Qualification Amendment No. 6, along with the new corresponding unredacted exhibits filed as Exhibits 6A, 6B, 6C and 6D thereto. Accordingly, we ask that the SEC please re-qualify the company’s offering. Very truly yours, By: /s/Ryan J. Lewis . Ryan J. Lewis, Esq. 207 W. 25th Street, 6th Floor New York, NY 10001 t. (212) 966-6700 f. (212) 966-6051 ryan@rlalaw.net